

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2012

Via E-mail
Robert J. Keller
Chairman and Chief Executive Officer
ACCO Brands Corporation
300 Tower Parkway
Lincolnshire, IL 60069

> **Re:** **ACCO Brands Corporation**
> **Registration Statement on Form S-4**
> **Filed January 3, 2012**
> **File No. 333-178869**

Dear Mr. Keller:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. To the extent that any of the comments in this letter are applicable to your future periodic reports, please confirm that you will revise such filings accordingly.

Letter to ACCO Stockholders

2. Please revise the first paragraph to disclose the aggregate amount of ACCO common stock that may be issued to MWV stockholders as a result of the proposed transactions. In this regard, we note that you have only disclosed the exchange ratio and the respective ownership percentages of the current MWV stockholders and ACCO stockholders upon the closing of the merger.

Letter to MWV Stockholders

3. Please revise the fifth paragraph to clarify that proxies are not being solicited and to include the disclaimer required by Item 2 of Schedule 14C.

Questions and Answers About the Transactions, page 3

Q: Will ACCO and Spinco incur indebtedness in connection with the Separation, page 4

4. Please revise to quantify the aggregate amount of indebtedness that Spinco will incur in connection with the Separation due to the cash distribution to MWV, the issuance of debt securities to MWV and the payment of any fees and expenses related to the proposed transactions.

Q: How may MWV stockholders sell the shares of ACCO common stock, page 11

5. Please revise to confirm, if true, that a MWV stockholder who sells shares of ACCO common stock in the "when issued" market will be selling his right to shares of Spinco common stock and cash in lieu of fractional shares, if any.

Summary, page 13

6. Please revise to add a section addressing the interests of ACCO's directors and executive officers in the proposed transactions.

Conditions to the Merger, page 19

7. Please confirm whether it is your intent to resolicit stockholder approval of the Share Issuance if either party waives a material condition.

Voting by ACCO Directors and Executive Officers, page 20

8. Please revise this section to disclose the vote required to approve each of the proposals.

Risk Factors, page 31

9. We note your disclosure in the first paragraph of this section of "[t]he risks described below are not the only risks relating to the Separation, the Merger and ACCO after the Transactions. Additional risks and uncertainties not currently known or that are currently deemed to be immaterial may also materially and adversely affect ACCO's business operations or ACCO's common stock, in each case, after the Transactions." Please revise this paragraph to clarify that you have discussed all known material risks. If a risk is deemed immaterial, please do not reference it.

10. We note your disclosure in this section has been presented as risks related to the Transactions and to the business after the Transactions. We also note that the disclosure in this section is anticipated to be incorporated by reference into the registration statement on Form 10 to be filed by Spinco. Please confirm that all material risks related to Spinco and the MEAD C&OP Business have been disclosed in this section. For example, we note that Spinco has a larger presence in Brazil and in the mass market and educational space than ACCO and appears to have been more adversely impacted by Asian supply chain disruptions. To the extent material, please revise to discuss any material risks related to Spinco and the MEAD C&OP Business which have not been addressed by the risk factors included in this section and which are specific to Spinco and the MEAD C&OP Business.

ACCO will be subject to restrictive debt covenants after the Transactions, page 33

11. Please revise this risk factor to briefly discuss in greater detail the material financial and other restrictive covenants that will limit ACCO's and its subsidiaries' ability to engage in future operations.

ACCO and the MEAD C&OP Business are dependent on a limited number, page 38

12. We note that in 2010 Walmart and Staples accounted for 30% of the MEAD C&OP Business' total net sales. Please revise to quantify the percentage attributable to Walmart and Staples individually.

The ACCO Special Meeting, page 45

Solicitation of Proxies, page 48

13. We note that proxies may be solicited in person or by internet, telephone or mail. Please confirm that you will file all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview or telephone.

The Transactions, page 49

Calculation of Merger Consideration, page 52

14. Regarding your discussion of fractional shares, please explain what you mean by the statement that the distribution agent will cause the whole shares to be sold in the open market or "otherwise as reasonably directed by MWV." Please also advise as to whether the distribution agent, in its sole discretion, will determine when, how, and through which broker-dealers and at what price to sell the aggregated fractional shares. Please also confirm that the distribution agent and the broker-dealers it uses are not affiliates of MWV or Spinco. Refer to Question 6 of Staff Legal Bulletin No. 4 (September 16, 1997).

Background of the Merger, page 54

15. We note your disclosure that on June 14, 2011 your board authorized management to continue to explore a transaction with MWV within certain specified parameters. Please revise to briefly describe the specified parameters that your board established at this meeting.

16. We note your disclosure that between October 30, 2011 and November 4, 2011 the parties tentatively agreed to revised terms of the proposed transaction which included a fixed dividend of $460 million and a fixed ownership percentage by MWV stockholders following the merger of 50.5%. We note that prior to these dates the dividend amount adjusted based upon an agreed upon enterprise value of the MEAD C&OP Business, the number of ACCO common stock to be issued pursuant to the merger and the value of ACCO common stock immediately prior to the execution of the merger agreement subject to a minimum and maximum dividend amount. Please revise to discuss in greater detail why the parties ultimately agreed to a fixed dividend amount and a floating transaction value given the earlier negotiations.

17. We note that your board approved the proposed transactions on November 17, 2011. Please revise to disclose the aggregate transaction value on such date.

ACCO's Reasons for the Merger, page 59

18. Please refer to the first paragraph and the eighth bullet point thereto. To the extent known at the time, please revise to quantify the anticipated cost savings and operational efficiencies and synergies expected to be realized from the proposed transactions. Please also include any material assumptions or limitations necessary to facilitate investors understanding of the basis for and limitations on these estimates.

19. Please refer to the second paragraph and the fifth bullet point thereto. Please revise to quantify the substantial increase of indebtedness expected as a result of the proposed transactions.

Opinions of ACCO's Financial Advisors, page 63

20. Please provide us with copies of the board books and any other materials prepared by your financial advisors. Also, provide us with copies of the engagement letters.

21. We note that ACCO and MWV both provided your financial advisors with certain financial projections which were utilized by your financial advisors in their financial analyses. Please revise the prospectus in an appropriate section to disclose the financial projections. In addition, describe any material assumptions or limitations on the financial projections.

22. We note that you provided your financial advisors with certain expected synergies anticipated by your management as a result of the proposed transactions. Please revise the prospectus in an appropriate section to disclose and quantify the expected synergies. In addition, describe any material assumptions or limitations on the expected synergies.

Opinion of Barclays Capital, page 63

Selected Company Analysis, page 66

23. We note your disclosure that the selected companies were selected because they were "deemed comparable" to ACCO and Spinco and because they were similar in one or more business or operating characteristics with ACCO and Spinco. Please revise to discuss in greater detail the specific criteria used to select the comparable companies.

24. Please revise to disclose the EBITDA Multiple calculated for each comparable company.

25. We note that Barclays Capital applied an EBITDA Multiple range of 6.0x to 7.0x to corresponding financial data of ACCO and Spinco to calculate a range of implied equity values of ACCO and Spinco. Please revise to discuss in greater detail why Barclays Capital applied this multiple range. Please revise the Selected Transaction Analysis section on page 67 in a similar manner.

26. Please revise to disclose the range of implied equity values of ACCO and Spinco and discuss in greater detail how these ranges were used to calculate a range of ACCO's implied pro forma equity ownership in the combined company. Please revise the Selected Transaction Analysis and the Discounted Cash Flow Analysis sections on page 67 in a similar manner.

Selected Transaction Analysis, page 67

27. We note your disclosure that the selected precedent transactions were selected because they were "deemed relevant" and because the applicable target company was similar to Spinco with respect to the industry, size, product mix, margins, growth prospects and other characteristics of their businesses. Please revise to discuss in greater detail the specific criteria used to select the precedent transactions.

28. Please revise to disclose the EBITDA Multiples for the selected transactions.

Contribution Analysis, page 69

29. Please revise to discuss the steps involved in this analysis and clarify how net sales, adjusted EBITDA and adjusted EBIT for ACCO and Spinco for the referenced time periods were used to calculate a range of ACCO's implied pro forma equity ownership in the combined company.

General, page 70

30. Please revise the second paragraph to quantify any fees paid to, or to be paid to, Barclays Capital and its affiliates relating to any material relationship that existed during the past two years, or is understood to be contemplated, between ACCO and its affiliates and Barclays Capital and its affiliates. Refer to Item 1015(b)(4) of Regulation M-A.

Interests of Certain Persons in the Merger, page 79

Executive Severance Plan, page 79

31. You state that the ACCO board "may determine" that the Merger will constitute a Change in Control for purposes of the EPS. For the other plans and agreements, you state that the Merger "will be" treated as a Change in Control. Please explain why this determination has not been made with respect to the ESP.

Regulatory Approvals, page 82

32. We note that the parties are required and have provided notification with Brazil's CADE. Please revise to briefly describe the notification requirement with Brazil's CADE and, to the extent applicable, the associated approval process and timing.

Material U.S. Federal Income Tax Consequences, page 84

33. We note that receipt of the Distribution Tax Opinion and Merger Tax Opinions are conditions to the merger and subject to waiver. Please confirm that you will recirculate and resolicit if one of the opinion conditions is waived and the change in tax consequences is material.

The Separation Agreement, page 106

34. You state that the description of assets and liabilities in the Separation Agreement has been modified in important ways. Please confirm that your description in this document of these assets and liabilities and the Separation Agreement is materially complete.

Debt Financing, page 116

35. Please advise regarding the timing of final documentation of the various financings contemplated in this section and how such timing relates to the anticipated timing of distributing the proxy statement/prospectus-information statement.

36. Please revise to include a section which discusses in greater detail the anticipated Debt Exchange to include sufficient details on each step. Please consider adding diagrams or charts with graphics to depict the various steps and the movement of debt between entities.

37. Please file the commitment letters and engagement letters as exhibits to the registration statement.

ACCO Term Facility and ABL Facility, page 116

Covenants, page 119

38. We note your disclosure that the ACCO Term Facility and ABL Facility will be subject to certain financial covenants such as a minimum interest coverage ratio, maximum leverage ratio, and minimum fixed charge coverage ratio. When known, please revise to quantify these financial covenants. If applicable, please also revise the Covenants section on page 121 related to the Spinco Term Facility in a similar manner.

Spinco Securities, page 122

39. When known, please revise to clarify the payment terms, interest rate, and other details of the Spinco Securities.

Information About Merger Sub and ACCO Brands Corporation, page 128

40. We note the disclosure on page 41 regarding royalty revenue related to patents covering products in the computer security category. Please include a brief discussion of the license agreements and related royalties in your business section.

Product Development and Product Line Rationalization, page 131

41. Please revise this first paragraph of this section to discuss the new products that have been developed in recent periods.

Directors and Officers of ACCO Before and After the Merger, page 134

42. Revise to briefly discuss the specific experience, qualifications, attributes or skills of each director that led to the conclusion that each should serve as a director.

Executive Officers, page 136

43. We note that an executive of the MEAD C&OP Business may become an executive officer of ACCO. Elsewhere in the document when discussing the executive officers of ACCO, you do not reference this possibility. Please revise accordingly. Please also tell us when you anticipate making the final determination.

Management's Discussion and Analysis of Financial Condition, page 138

44. We note that in a number of instances in the ACCO and MEAD C&OP Business segment discussions, you refer to product mix as being favorable, improved, weaker or otherwise. Please enhance your disclosure regarding the impact of product mix to explain what changed within the particular segment during the reporting period. In doing so, please discuss any underlying trends related to your business, the industry, your customers or the economy that are influencing product mix in one way or another.

Cash Flow: 2010 versus 2009, page 152

Cash Flow from Operating Activities, page 152

45. We note your disclosure of Pre-tax Net Income Adjusted for Non-cash Charges, which appears to be a non-GAAP measure. It is unclear as to the usefulness of such measure to an investor's understanding of your pre-tax net income. We believe an investor is able to compute such measure when and if necessary. We would not object if you choose to separately present a discussion of the pre-tax non-cash charges, provided that you include a computation of such amount and the individual impact on pre-tax net income, without arriving at a non-GAAP profitability measure. We refer you to the guidance in Item 10(e)(1) of Regulation S-K for use of non-GAAP financial measures in Commission filings. Please revise or explain to us how your measurement complies with this guidance. This comment is also applicable to the MD&A contained in the December 31, 2010 Annual Report on Form 10-K and the September 30, 2011 Quarterly Report on Form 10-Q. Please advise or revise the disclosure in the registration statement on Form S-4 and comply in future filings on Form 10-K and 10-Q.

Information About the MEAD C&OP Business, page 161

46. We note that the disclosure in this section related to Spinco and the MEAD C&OP Business is anticipated to be incorporated by reference into the registration statement on Form 10 to be filed by Spinco. We also note that you have not provided the disclosure required by Items 5, 6, or 7 of Form 10 related to Spinco or filed Spinco's charter documents or material contracts as exhibits to the registration statement. Please revise as applicable or advise.

Products, page 162

47. Please revise to discuss in greater detail the MEAD C&OP Business' principal products.

Customers, page 163

48. We note your disclosure on page 38 that in 2010 the MEAD C&OP Business received 30% of its total net sales from Walmart and Staples. Please revise this section to discuss in greater detail any dependence on one or a few major customers. In this regard, please also identify and quantify any 10% or greater customer.

Selected Unaudited Pro Forma Combined Financial Information, page 184

49. Refer to the fifth paragraph on page 184 regarding the engagement of independent consultants to complete the appraisals necessary to arrive at the fair market value of the assets and liabilities related to the MEAD C&OP Business. Please expand to further clarify whether the adjustments to estimated fair value included with this filing are based on a preliminary and limited review concluded by ACCO management with the assistance of MWV's management and any third-party independent appraiser. In this regard, disclose whether ACCO is assuming responsibility for determining the preliminary (and the final) fair value amounts assigned to the assets and liabilities in the purchase price allocation of the MEAD C&OP Business. To the extent you have relied on the results of the third-party's valuation in assigning the fair values, the third party should be identified in the Form S-4 and their consent is required to be filed under Exhibit 23. See Rule 436 of Regulation C and Item 610(b)(23) of Regulation S-K. Alternatively, you may delete all references to the third party or you can instead accept responsibility for such valuation while indicating that you considered the report of a third-party valuation firm. For additional guidance, please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm. Please revise to clarify the nature and extent of the third party's involvement and management's reliance on the work of the third-party valuation firm.

Pro Forma Balance Sheet as of September 30, 2011, page 186

50. Refer to adjustment (g). We note the significant increase in the fair market values assigned to trade names and customer relationships as compared to the MEAD C&OP book values of such assets, disclosed in detail in Note L to the September 30, 2011 unaudited interim financial statements at page F-13. Please expand the narrative discussion to explain the reasons for this increase. In addition, please also identify those trade names that have indefinite lives and describe the analyses performed that provide evidence that the trade names will generate cash flows for an indefinite period of time.

51. Refer to adjustment (h). Please expand the narrative to discuss how as a result of the business combination, ACCO's deferred tax assets in its U.S. Operations are expected to be fully recoverable. We note the disclosure in ACCO's MD&A at page 139 that during the second quarter of 2009, ACCO determined that it was no longer more likely than not that its U.S. deferred tax assets would be realized and as a result ACCO established a $108.1 million valuation allowance. Please expand the disclosure in the pro forma financial statements to describe the basis for recoverability of ACCO's U.S. deferred tax assets from the impact of the proposed business combination with MEAD C&OP. Similarly, this comment is also applicable to adjustments (u) to the September 30, 2011 and December 31, 2010 Pro Forma Statements of Operations.

Pro Forma Statement of Operations Year Ended December 31, 2010, page 190

52. Pro forma adjustments related to the pro forma income statement must be factually supportable. We note that you have reversed interest expense that was allocated to the acquired business by its parent. You state, in footnote (t), that the combined company "does not expect" to incur incremental debt beyond that debt issued to fund the special distribution. We are not persuaded that this adjustment to allocated costs is factually supportable and/or that it is expected to have a continuing impact. Further, it is not clear that the absence of the related funding would not have caused a decrease in revenues. Please revise to omit this adjustment or provide further support for your conclusion that the adjustment complies with Rule 11-02 (b) (6) of Regulation S-X. We will not object if you elect to disclose your expectations under "Additional disclosures:" on page 192 instead. Our comment applies to footnote (t) on page 192 as well.

Additional Disclosures, page 192

53. Consider expanding the disclosures herein to disclose if you expect any material impact to the financial statements from also entering into the Employee Benefits Agreement, Tax Matters Agreement and Transition Services Agreement, as described beginning on page 124.

Description of Capital Stock of ACCO Before and After the Merger, page 195

54. You qualify your description of ACCO capital stock by reference to the applicable provisions of the DGCL. Such a qualification is inappropriate unless you file the applicable provisions of the DGCL as an exhibit to the registration statement. Please revise accordingly.

Common Stock, page 195

55. We note your disclosure in the first paragraph that all shares of ACCO common stock to be outstanding upon consummation of the merger will be validly issued, fully paid, nonassessable and free of preemptive rights. This is a legal conclusion that must be opined upon by legal counsel. Either attribute the statement to legal counsel or delete it.

Comparison of the Rights of Stockholders Before and After the Transactions, page 201

56. We note your disclosure in the second paragraph that "[t]he identification of specific differences is not intended to indicate that other equally or more significant differences do not exist." Please revise this paragraph to clarify that you have disclosed all material differences between ACCO and Spinco common stock. Refer to Item 4(a)(4) of Form S-4.

MEAD C&OP Business

September 30, 2011 Unaudited Interim Financial Statements

Note R. Discontinued Operations, page F-17

57. Please expand to disclose the amount of gain or loss recorded on the sale of the envelop product business.

MEAD C&OP Business

December 31, 2010 Audited Financial Statements

The Consumer & Office Products Business

Combined Statements of Income, page F-19

58. We note that your net sales figures are consistent with the segment information presented on page 81 of the Form 10-K filed by MeadWestvaco Corporation for the year ended December 31, 2010. Please briefly describe to us the reasons for the significant

difference between "Operating income" on page F-19 and "Segment Profit" on page 81 of the above referenced Form 10-K. We assume that one of the differences is attributable to the allocation of restructuring charges in the Statements of Income.

Summary of Significant Accounting Policies, page F-23

59. We note that certain accounting policies appear to differ from those of ACCO. Specifically, we note that you use LIFO in determining the cost of certain inventories. Further, the estimated useful lives of certain depreciable owned assets and of intangible assets appear to differ from those of ACCO as well. If our understanding is correct, please describe the extent to which accounting policies will change subsequent to the acquisition. In this regard, it appears from the disclosures on page 187 that you are making some accounting policies changes in each of these areas. Please describe these changes in greater detail and address any other significant changes that may occur and that are not specifically referenced above.

Related Party Transactions, page F-23

60. If practicable, please also disclose management's estimate of what the expenses would have been on a standalone basis as contemplated by the Interpretive Response to Question 2 of SAB Topic 1-B-1. Our comment applies to the related party transactions disclosures in the interim financial statements on page F-6 as well.

Age of Financial Statements

61. Please continue to consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

Exhibits, page II-2

62. Please file a form of proxy as an exhibit to the registration statement.

Exhibit 10.3

63. Please refile a complete copy of Exhibit 10.3 including all exhibits and schedules thereto.

Accountants' Consents

64. Amendments should contain currently dated accountants' consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

65. Refer to Exhibit 23.4 for the consent of KPMG LLP. Please clarify the disclosure to indicate the reference to the use of their name in both Summary and Selected Historical Consolidated Financial Information. The current disclosure indicates Selected Financial Data.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Beverly Singleton at (202) 551-3328 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: <u>Via E-mail</u>
       William R. Kunkel, Esq.